

INVEST IN **GIGASTAR**

The Wall Street of the Creator Economy

gigastar.io   Chicago, IL   X in ▶ f ◎ ❋ ♪

Highlights

1 Poised to democratize the $250B Creator Economy, starting with $19B in potential YouTube revenue

2 ~$1M in revenue. 22K investor accounts. $680K distributed to investors. $4.9M raised FOR Creators.

3 $9.8M raised from investors, including Belvedere Strategic Capital, DV Crypto VC, Nameless Ventures

4   Management Team with multiple 8-figure exits, fintech, crypto, and Creator Economy expertise

5   Secondary market trading with additional revenue stream expected to launch in Q4 2025

6   End-to-End Ecosystem to list, raise, trade, and manage investments in Creator revenue

7   Only platform with SEC registration to tokenize revenue-sharing securities in the Creator Economy

Featured Investors

 **Belvedere Strategic Capital (Syndicate Lead)** in

Invested **$1,057,619** ⓘ

Follow

Ryan Sullivan is Co-Founder and Managing Partner, Belvedere Strategic Capital, Riverside Capital Markets, a Division of Belvedere Trading

"GigaStar is building a rare bridge between creators and investors, unlocking an entirely new asset class. They're defining the future of the creator economy. This is a driven team led by entrepreneurs with a track record of success. I'm proud to be an early supporter."

 **Nameless Ventures** in

Follow

Pavel Sokolovsky is CEO @CatchCo | Investor @NamelessVentures | Lover of startup hustle | Bias towards action

"By creating a full investment ecosystem and soon launching a secondary market platform, GigaStar is unlocking a future where creator revenue is tokenized into investable assets. GigaStar isn't just helping creators; they're modeling a financial infrastructure to accelerate the creator economy. That's why GigaStar itself is one of the most promising investment opportunities today."

Our Team



Hazem Dawani Chief Executive Officer

Engineer-turned-CEO with 16 years of leadership experience. Led multiple VC-backed startups, achieving two successful exits. Known for blending technical expertise with strategic execution to scale companies and deliver strong investor returns.



Sarah McNabb Chief Marketing Officer

Sarah McNabb brings 22 years of fintech and financial services marketing expertise, including 9 years as CMO. She's led brand growth, strategic positioning, and go-to-market success across multiple high-impact, fast-paced financial organizations.



Mohammed Asfour Chief Operating Officer

Mohammed Asfour spent 15 years as CEO of Kharabeesh, one of the largest YouTube partner in the Middle East, where he built a pioneering digital media company, scaled creator networks, and helped shape the region's online content and influencer economy.



Andy Faberlle VP of Creator Partnerships

Andy Faberlle is a 15-year Creator Economy veteran and founding team member of Maker Studios, acquired by Disney. He's helped shape the digital content landscape, scaling creator networks and building standout media brands from the ground up.



Victor Glava Chief Technology Officer

Victor Glava is a fintech CTO with 16 years of experience and co-founder of a crypto cross-exchange platform acquired by Robinhood in 2021. He brings deep technical leadership and a track record of building scalable, innovative financial technologies.



Jason Aubrey Chief Architect



Jason Aubrey brings 20 years of experience in agile team management and development. He's designed low-latency trading systems and is a recognized blockchain expert, known for building high-performance tech in fast-paced financial environments.



Rudy Fasouliotis VP of Technology

A high performer in scaling operations, driving growth, and executing successful fintech exits, Rudy Fasouliotis has 16 years of fintech operations experience and is the co-founder of a crypto cross-exchange platform acquired by Robinhood in 2021.

GigaStar is building the Wall Street of the Creator Economy, starting with a platform where YouTubers raise funds by sharing revenue with fans and investors.



Igniting a Trillion-Dollar Creator Economy

As the Creator Economy is projected to grow from $250B to $480B by 2027, GigaStar aims to monetize and tokenize Creator Economy revenue streams, starting with $19B+ of potential YouTube revenue.

We're democratizing the Creator Economy.



Our Vision



Fuel human creativity by bringing YouTube Creators and investors together.

While the Creator Economy is projected to reach $480B by 2027, Creators still lack access to scalable financing. With GigaStar, Creators can raise funds, while turning fans into ambassadors and improve engagement, loyalty, and grow their revenue.

GigaStar is unlocking the value of future YouTube revenue by turning it into revenue-sharing digital securities. Our Mission is to lower the barrier of entry to invest in and help grow the Creator Economy to a trillion dollars.

Securitizing Future Revenue

GigaStar Market is our SEC-registered crowdfunding platform where YouTube Creators offer revenue-sharing securities in their channels.

GigaStar has the only FINRA/SEC framework in the market with tokenized cash-flow products.

How It Works:

During the offering period, investors can purchase rights to a percentage of a YouTube channel's potential future AdSense revenue, digitally represented by Channel Revenue Tokens (CRTs).





Mr. Hand Pay
Mr. Hand Pay Channel Drop LLC
FUNDED
Max Offered $1.3M
LEARN MORE
TONY GASKINS
Tony Gaskins
Tony Gaskins Channel Drop LLC
FUNDED
Max Offered $500K
LEARN MORE
ClearValue
ClearValue Tax
ClearValue Tax 3rd Channel Drop LLC
FUNDED
Max Offered $1.09M
LEARN MORE
STEVE HOFSTETTER
Steve Hofstetter
Steve Hofstetter Channel Drop LLC
FUNDED
The Gabriels
@EvaandJavier
The Gabriels
The Gabriels Channel Drop LLC
FUNDED
Violetta Alexis
Violetta Alexis Channel Drop LLC
FUNDED

Investment offerings are speculative, illiquid, and involve a high degree of risk, including the risk of loss of your entire investment.

Investors (aged 18+) can purchase CRTs at different investment tiers, which can include special perks assigned by the issuer.

GigaStarMarket BETA
Support Center
How To Open An Account
Log In
Sign Up
DROP INFO
DOCUMENTS
Q & A
TOTAL TOKENS
941
3 TIERS
TOTAL REVENUE OFFERED
20%
CHANNEL REVENUE
MAX OFFERING AMOUNT
$500,000
USD
FUNDING GOAL
$125,000
USD
GOLD $100
0.0040%
REVENUE RIGHTS PER TOKEN
Invite to PRIVATE Discord Channel
460 TOTAL
PLATINUM $400
0.0160%
REVENUE RIGHTS PER TOKEN
Invite to PRIVATE Discord Channel
1 Hour Group Coaching Call
One Tony Gaskins Academy Course Valued at $1000 or less
263 TOTAL
DIAMOND $1,600
0.0640%
REVENUE RIGHTS PER TOKEN
Invite to PRIVATE Discord Channel
1 Hour Group Coaching Call
One Tony Gaskins Academy Course of Investor's Choice
Investor Shoutout on a Future Live Stream
218 TOTAL

Once an offering is funded, the Creator receives the funds raised, investors'

CRTs are minted, and GigaStar's blockchain smart contracts distribute YouTube revenue to investors monthly.

After a 12-month holding period, investors will be able to sell and trade their CRTs on the secondary market platform, which is planned for launch in Q4 2025.

Traction & Market Validation

GigaStar gives Creators a way to monetize future YouTube revenue, gain strategic channel investors, and position themselves for potential growth.

Since our soft launch in 2023, our proven business model and technology continue to gain traction in the Creator Economy.

As seen in: yahoo! finance | BUSINESS INSIDER | BENZINGA | Seeking Alpha | Net Influencer









GigaStar
Creators
Investors
About Us
Secondary Trading
Resources
Apply as Creator ↗
Explore Drops ↗
WE BRING CREATORS AND INVESTORS TOGETHER
Giving YouTube Creators access to funding and providing Investors with the ability to invest in the Creator Economy
22,733
INVESTOR ACCOUNTS
31
CHANNEL DROPS
$4,945,095
RAISED FOR CREATORS
$686,304
DISTRIBUTED TO INVESTORS
Explore Drops ↗



GROWTH STATS:

☑ Raised over $4.9M for 23 YouTube Creators

☑ Gained over 22,500 investor accounts

☑ Largest sold-out offering raised $1.3M

☑ Distributed over $680K to 6,500 active investors

☑ 38% growth in aggregate YouTube revenue of channels listed on GigaStar (April 2024 - May 2025)

☑ Processing about $315k of YouTube Revenue monthly

YouTube revenue processed by GigaStar has grown 364% from Jan. 2024 - May 2025



Revenue is distributed the month after it accrues (e.g., Jan. revenue is distributed in Feb.). Future revenue is not guaranteed.

Revenue & Projected Growth

Future revenue projections are not guaranteed.

Creator Case Studies









Offering #2
20% revenue offered to Investors
$720K RAISED
SOLD OUT IN 3 HOURS
Offering #3
20% revenue offered to Investors
$1.08M RAISED
SOLD OUT BY THE CLOSE DATE

Offering #1
10% revenue offered to Investors
$1.3M RAISED
SOLD OUT BY THE CLOSE DATE

The GigaStar Impact
"I've listed three times with GigaStar, raising over $1.8M, and have gained thousands of channel investors who became my army of promoters, eager to watch, share, and like my YouTube videos. As a result, my channel has grown and my YouTube revenue has doubled over the past two years. GigaStar is a game-changer."**
- Brian Kim
"We have been on an upward trend with daily views since closing our GigaStar. If we keep up at this pace, we will shatter our records in no time! We have already experienced SUBSTANTIAL GROWTH each and every year.
Our YouTube AdSense revenue (which includes all super chats and channel memberships) was $4,093 in January of 2022, that's our first January. We skyrocketed to $96,174 in January of 2024 and up to $136,875 in the single month of January 2025. Year over year, that's 42.7% growth." **
- Jason Boehlke





Past performance does not guarantee future results.

Building The First Creator Economy Investment Ecosystem

We're building the first complete ecosystem for investing and trading Creator Economy assets.

GigaStar Market, our SEC-registered crowdfunding platform, is complemented by **GigaStar Portfolio**, a digital assets portfolio where investors can track CRTs and revenue.



GigaStar Portfolio BETA
Support Center
Learning Center
DASHBOARD
DROPS & CRTS
EARNINGS HISTORY


MY PORTFOLIO
Currently viewing data for All Drops.
Filter By Drop
BY THE NUMBERS
21
Invested Drops
111
Total CRTs
$28,867.00
Total Investment
$366.79
April Distributions
12.78%
Annualized ROI
$4,278.13
Total Distributions
14.91%
Accumulated ROI
DISTRIBUTIONS GRAPH
MONTHLY
CUMULATIVE
ALL
1M
3M
6M
12M
MY DROPS
Showing 6 of 21
ALL
DISTRIBUTIONS HISTORY
ALL
Hubert Lee
$0.40
LATEST DROPS
MARKETPLACE

Hypothetical illustration of performance data. Past performance is not a guarantee of future results.

Secondary Market (Expected To Launch in Q4 2025)

Our broker-dealer entity has received SEC registration to mint, issue, and create a secondary market for the trading of digital Channel Revenue Tokens (CRTs), a key milestone to complete our vision of an end-to-end trading ecosystem.


Reg CF Crowdfunding Platform (Primary Market)
Creators list a crowdfunding offering to sell a percentage of their Channel's future revenue. Investors purchase revenue-sharing securities digitally represented by Channel Revenue Tokens (CRTs).
Status: In Production
Asset Portfolio
Revenue is distributed on the Blockchain to Investors (CRT holders) via Smart Contracts. Investors can track performance and build diversified portfolios of Creator-backed assets.
Status: In Production
Alternative Trading System (Secondary Market)
An SEC- registered Digital ATS environment in which Investors can buy and sell Channel Revenue Tokens (CRTs) after the SEC mandated 12-months Reg CF holding period.
Status: In Progress

The broker-dealer is now registered to operate a digital asset ATS and, as of 4/29/25, will be the 10th active digital ATS in the U.S. It is expected to be the first SEC-registered broker-dealer and ATS to trade digital asset securities minted by its affiliated tech company.

Putting Proceeds to Work

We have allocated a portion of our Series A round to our community of investors and fans! We raised $9.8M in previous rounds, and now we seek to raise our next round to:

☑ Launch the regulated secondary market platform in Q4 2025*

☑ Scale already proven sales and marketing processes

☑ Onboard over 50 Creators and 30,000 platform investors by the end of 2025

☑ Pursue plans to expand beyond YouTube to the broader Creator Economy

Why Consider an Investment in GigaStar?

After validating its business model, building strong Creator and Investor offerings, streamlining onboarding, and securing Broker-Dealer ATS registration, we believe GigaStar is poised for growth!

- **Massive Market Opportunity:** Opportunity to monetize the $250B Creator Economy revenue streams

- **Unique Position:** The only SEC framework in the market to tokenized cash-flow securities

- **End-to-End Ecosystem:** List, raise, trade, and manage investments in Creator revenue

- **Scalable Tech:** Smart contracts streamline and automate revenue distribution

- **Proven Model + Regulatory Edge:** Rare combo in the Real World Asset (RWA) space

- **Community-Driven:** Fans, Creators, and believers invest in growing YouTube channels

Proven Team. Real Traction. Ready to Scale.

Our management team of serial entrepreneurs with multiple successful exits brings deep expertise across FinTech, the Creator Economy, and blockchain:

✔ **CEO:** Two 8-figure VC-backed FinTech exits

✔ **COO:** Built one of the largest YouTube partner networks in MENA

✔ **CTO:** Two exits in FinTech and Crypto, including an acquisition by Robinhood

With a strong focus on deep Creator partnerships and investor support, we've already gained primary market traction and registration for secondary market trading*.

We're not just building a vision—we're building the Wall Street of the Creator Economy.

This communication is provided by Creator Networks, Inc., (dba GigaStar). GigaStar is the Parent Company of GigaStar Portal, LLC (dba GigaStar Market), an SEC-registered funding portal member of FINRA, GigaStar Securities, LLC, a SEC-registered broker-dealer and FINRA member, and GigaStar Technologies LLC, offering blockchain and smart contract solutions via GigaStar Portfolio.

Investment offerings are speculative, illiquid, and involve a high degree of risk, including the risk of loss of your entire investment. Past performance is not a guarantee of future results. Neither GigaStar nor any of its affiliated companies provide legal, regulatory, financial or tax advice.

**There is no guarantee of an active or liquid secondary market and investments are subject to market risk and will fluctuate in value. Investors may not be able to find a buyer, or the sale price could be much lower than the amount invested. GigaStar Securities LLC is an SEC-registered broker-dealer and member FINRA/SIPC. Secondary trading is conducted via GigaStar Securities' SEC registered ATS. The ATS will only trade Digital Asset Securities.*

***The persons providing testimonials on this website have experience in the service that GigaStar or its affiliated companies provided. Their respective experience may not be representative of all other clients. Testimonials are not paid for by GigaStar or its affiliates. Testimonials do not constitute a guarantee of future performance or success related to any product, transaction, or service.*

Certain information was obtained from third-party sources believed to be reliable. However, GigaStar does not warrant or guarantee the accuracy, completeness or reliability of any information contained herein and provides no assurance that this information is, in fact, accurate. The information and data contained herein is for informational purposes only and is subject to change without notice.

INVESTMENTS DISCUSSED HEREIN ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT. There is no guarantee of an active or liquid secondary market and investments are subject to market risk and will fluctuate in value.

Neither GigaStar nor its affiliated companies, including GigaStar Portal LLC (dba GigaStar Market), GigaStar Technologies LLC or GigaStar Securities LLC provides investment advice, makes investment recommendations, endorsements, or guarantees any offering in any way, shape, or form. Potential investors must make their own independent investment decisions and are strongly encouraged to consult with their independent legal, tax and financial advisors before investing.